SUBMITTED VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Parker-Hannifin Corporation
Form 10-K for the fiscal year ended June 30, 2008
Form 10-Q for the quarter ended December 31, 2008
Commission File No. 1-4982

March 5, 2009

Dear Mr. Cash:

We have reviewed your February 19, 2009 letter regarding your review of the filings referenced above for Parker-Hannifin Corporation (the “Company”) and provide the following responses to your comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Exhibit 13

Management’s Discussion and Analysis – Discussion of Business Segment Information, page 5

1.	We note that you have identified various factors that contributed to changes in your sales and operating margins. Please revise future filings to quantify the individual impact of these factors where practicable.

In future filings, the Company will quantify the impact that individual factors have on changes in sales and operating margins, to the extent it is practicable.

Critical Accounting Policies

Impairment of Goodwill and Long-lived Assets, page 13-10

2.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and long-lived assets, please consider disclosing the following:

•	Identify the reporting unit level at which you test goodwill for impairment and explain your basis for that determination;

•	Explain why management selected the discounted cash flow model as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	A qualitative and quantitative description of material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

John Cash

March 5, 2009

The Company conducts its annual goodwill impairment test as of December 31st each fiscal year and also performs an impairment test between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As required by FASB Statement No. 142, goodwill is tested for impairment at a reporting unit level, which for the Company, is one level below the operating segment level and involves approximately 90 entities.

The Company uses a discounted cash flow model to determine the fair value of a reporting unit. The Company uses this model in its acquisition process and believes that it results in the most accurate calculation of the fair value since a market value for the reporting unit is not readily available. The discounted cash flow analysis requires several assumptions including future sales growth, operating margin levels, capital expenditures and general, selling and administrative costs. Each of the Company’s reporting units prepares discrete operating forecasts and uses these forecasts as the basis for the information in the discounted cash flow analyses. The Company uses a discount rate commensurate with its current cost of capital and uses a terminal growth factor of 2.5 percent.

The Company will review its current discussion of the impairment of goodwill and long-lived assets in the critical accounting policies section of Management’s Discussion and Analysis (MD&A) and will expand its disclosure to include the suggested disclosures in future filings.

3.	Please also address your consideration of the recent operating losses recorded in the Climate and Industrial Controls segment in your impairment analysis. For example, if it is possible that a reasonable, adverse change in any of your significant assumptions could result in an impairment charge, a sensitivity discussion regarding those assumptions and the potential impact should be included.

The Climate & Industrial Controls (CIC) Segment was profitable at all times during the fiscal year ended June 30, 2008 and no events or changes in circumstances occurred during fiscal 2008 that would indicate that the carrying value of CIC’s long-lived assets were not recoverable. The operating loss recorded in the CIC Segment for the quarter ended December 31, 2008 was primarily due to the current worldwide economic situation and was not due to a loss of customers, market share or change in technology. The CIC segment has historically been a profitable segment. The second quarter of the Company’s fiscal year typically reflects a lower level of operating profit for the CIC Segment in comparison to the other quarters of the Company’s fiscal year as automotive customers typically have shutdowns over the holiday season and demand in the residential air conditioning market is generally lower during the winter season. The Company continually reviews the operating performance of the CIC Segment and will continue to take the actions necessary to structure appropriately its operations in light of current and anticipated customer demand. Such actions may result in the incurrence of additional business realignment charges which will adversely affect the profitability of the CIC Segment in the short-term but the Company believes that actions taken will positively benefit profitability in the long-term. The Company is currently conducting its annual goodwill impairment test. Appropriate disclosure of any goodwill impairment loss recognized or potential goodwill impairment loss will be made in the Company’s Form 10-Q for the period ending March 31, 2009.

John Cash

March 5, 2009

Note 10. Retirement Benefits, page 29

4.	We note at January 31, 2008 that approximately 62% of your pension plan assets were held in equity securities. In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, changes in expected return and amortization of actuarial loss. Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

The disclosures regarding the impact of future events on the Company’s retirement plans are included in the critical accounting policies section of the MD&A. The Company believes this discussion is more appropriate in the MD&A than in the footnotes to the financial statements due to its forward-looking nature. In the MD&A, the Company discloses the effect on net periodic benefit cost of a change in the expected return on plan assets and a change in the discount rate. The Company also discloses the amount of net actuarial losses that have not yet been amortized into net periodic benefit cost along with the period over which these losses are expected to be amortized.

The amount of required cash contributions to the Company’s defined benefit plans has been disclosed in the footnotes to the financial statements as required by FASB Statement No. 158. Over the past six fiscal years, the Company has made voluntary cash contributions of approximately $540 million to its defined benefit plans. The Company has primarily used cash flows generated from operating activities to make these contributions. The Company has continual dialogue with its actuaries regarding future funding considerations especially in light of the fact that a significant portion of the Company’s defined benefit plans are closed to new entrants. The Company believes cash flows generated from future operating activities as well as the Company’s worldwide borrowing capacity, if needed, will be sufficient in maintaining funding requirements. In future filings, the Company will specifically discuss in the MD&A the implication of potential funding requirements on the Company’s current and future liquidity.

Form 10-Q for the period ended December 31, 2008

Contingencies, page 12

5.	Based on your accrual related to the class action lawsuits filed in Florida and the recent fine imposed by the European Commission, it appears reasonably possible that the alleged restraint of trade issue could have a material adverse impact. Revise future filings to:

•

Provide a comprehensive background of the issue, the subsidiary involved, the alleged activities and their timing. Describe the extent that you have cooperated with authorities and have acknowledged prior wrongdoing, if at all, at the subsidiary;

•	Separately discuss and clearly identify the nature of each action (Florida class action, Florida grand jury, JFTC, European Commission, Brazilian and Korean competition authorities);

•	Discuss in a substantive manner, the uncertainties involved in the regulatory actions and lawsuits;

John Cash

March 5, 2009

•	If material, disclose the amounts accrued for each action, including treble damages, fees and interest;

•	Disclose the amount of any alleged damages;

•	Disclose the range of reasonably possible loss, or explain that such a loss cannot be estimated.

Please supplementally provide us with the above information. In particular tell us whether you have accrued the European Commission fine, and if not, why. For any other actions for which you have cannot develop a minimum estimate, and/or range of potential loss, please explain why.

Parker ITR S.r.l. (Parker ITR), a subsidiary acquired on January 31, 2002, has been the subject of a number of lawsuits and regulatory investigations since April 27, 2007, when a grand jury in the Southern District of Florida issued a subpoena to Parker ITR and the Company requiring the production of documents, in particular documents related to communications with competitors and customers related to Parker ITR’s business unit that manufactures marine hose, typically used in oil transfer. The lawsuits and investigations relate to allegations that for a period of up to 21 years, the Parker ITR business unit that manufacturers and sells marine hose conspired with competitors in unreasonable restraint of trade to artificially raise, fix, maintain or stabilize prices, rig bids and allocate markets and customers for marine oil and gas hose in the United States and in other jurisdictions.

On May 15, 2007, the European Commission issued its initial Request for Information to the Company and Parker ITR. On August 2, 2007, the Japan Fair Trade Commission (JFTC) requested that Parker ITR submit a report to the JFTC on specific topics related to its investigation of marine hose suppliers. Brazilian competition authorities and Korean competition authorities commenced their investigations on November 14, 2007 and January 17, 2008, respectively. Parker ITR and the Company have cooperated with all of the regulatory authorities investigating the activities of the Parker ITR business unit that manufactures and sells marine hose and continue to cooperate with the investigations that remain ongoing.

In addition, during this time period, four class action lawsuits were filed in the Southern District of Florida: Shipyard Supply LLC v. Bridgestone Corporation, et al., filed May 17, 2007; Expro Gulf Limited v. Bridgestone Corporation, et al., filed June 6, 2007; Bayside Rubber & Products, Inc. v. Trelleborg Industrie S.A., et al., filed June 25, 2007; Bayside Rubber & Products, Inc. v. Caleca, et al., filed July 12, 2007; and one in the Southern District of New York: Weeks Marine, Inc. v. Bridgestone Corporation, et al., filed July 27, 2007. On September 12, 2008, the plaintiffs filed an amended consolidated class action complaint. Plaintiffs have since filed another amended consolidated complaint naming prior owners of the Parker ITR business unit that manufactures and sells marine hose. Plaintiffs generally seek treble damages, a permanent injunction, attorneys’ fees, and pre-judgment and post-judgment interest.

The time period for the alleged illegal activities by Parker ITR’s marine hose business unit varies by jurisdiction. In the United States, the Department of Justice, which initiated the April 2007 grand jury subpoenas, alleges that the challenged activities commenced in the United States in 1999 and ended May 2, 2007. The Department of Justice’s investigation is ongoing and the Company and Parker ITR continue to cooperate.

John Cash

March 5, 2009

In Brazil, Parker ITR filed a procedural defense in January 2008. The Brazilian competition authorities have not yet responded to Parker ITR’s filing. The Brazilian competition authorities’ investigation is ongoing and the Company and Parker ITR continue to cooperate. The Brazilian authorities appear to be investigating the period 1999 through May 2007. Because the Brazilian competition authorities have not yet responded to Parker ITR’s initial filing, the potential outcome of this investigation is uncertain and will depend on the resolution of numerous issues not yet addressed at the current preliminary stage of the investigation.

In Korea, the Korean Fair Trade Commission (KFTC) continues to submit questionnaires to Parker ITR in connection with their investigation. Parker ITR has responded to each questionnaire and continues to cooperate with the KFTC. The KFTC is investigating Parker ITR’s marine hose bidding activities in Korea from 1999 to May 2, 2007. The KFTC may impose a civil administrative fine based on actual sales in Korea or bids that did not result in sales but involved the alleged cartel conduct. As noted, the KFTC is still investigating and it is uncertain whether Parker ITR will be fined and if so, the amount of such fine.

The JTFC completed its investigation and issued an administrative order requiring Parker ITR to take certain actions, including passing a board resolution that prohibited the challenged conduct in the future and to send letters to Parker ITR’s customers and competitors in Japan stating that Parker ITR would not engage in the challenged conduct in Japan in the future. Parker ITR has complied with the JFTC administrative order.

On January 28, 2009, the European Commission announced the results of its investigation of the alleged cartel activities. As part of its decision, the European Commission found that Parker ITR infringed Article 81 of the European Commission treaty from April 1986 to May 2, 2007 and fined Parker ITR 25.61 million euros. The European Commission also determined that the Company was to be jointly and severally responsible for 8.32 million euros of the total fine which related to the period from January 2002, when the Company acquired Parker ITR, to May 2, 2007, when the cartel activities ceased. Parker ITR and the Company are evaluating a possible appeal.

To date, the Company has a reserve of $16.1 million for known and potential civil damages, including treble damages, with respect to the consolidated class action lawsuit. The Company’s financial statements for the fiscal quarter ended March 31, 2009 will reflect a reserve of approximately $33.0 million with respect to the European Commission fine announced on January 28, 2009. Until the European Commission’s decision, which was announced after the Company filed its Form 10-Q for the fiscal quarter ended December 31, 2008, the amount of the potential loss related to the European Commission investigation was not reasonably estimable. At the current stage of the regulatory investigations in the United States, Brazil and Korea, the Company is unable to reasonably estimate the potential loss or range of loss, if any, arising from such investigations. Legal expenses related to these matters are being expensed as incurred.

In future filings, the Company will include a discussion of these matters based on the then-current circumstances.

John Cash

March 5, 2009

Balance Sheet, page 20

6.	We note your inventory levels have been increasing over the past 18 months while your Days Sales in Inventory have increased significantly over the first six months of 2009. In future filings, please discuss further the impact these increases may have on your business. In this regard, you should discuss the potential for inventory write-offs and their impacts, if appropriate.

The Company typically experiences an increase in the Days Sales in Inventory (DSI) during the first six months of a fiscal year as certain businesses build inventory in anticipation of a higher level of customer demand in the second half of the fiscal year. DSI during the first half of fiscal 2006, 2007 and 2008 increased six days, eight days and 11 days, respectively. The 12 day increase in DSI during the first six months of fiscal 2009 was higher than previous periods as order rates in the latter part of the second quarter of fiscal 2009 in virtually all markets declined at an unprecedented rate and several customers extended the length of their normal plant shutdown period. The Company has since initiated efforts to adjust its production schedules to more closely align with current and expected customer demand. The Company regularly reviews inventories for obsolescence and records an allowance for obsolescence, if needed. Historically, changes in the allowance have not had a material effect on the Company’s results of operations, financial position or cash flows. In future filings, the Company will disclose the potential for and the impact of inventory write-offs, if appropriate.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARKER-HANNIFIN CORPORATION

By:	/s/ Timothy K. Pistell
Timothy K. Pistell
Executive Vice President – Finance and Administration and Chief Financial Officer

Cc:	Mindy Hooker, Securities and Exchange Commission
John Hartz, Securities and Exchange Commission

bcc:	J. Leonti
J. Marten
T. Piraino